July 22, 2005


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   Pike Electric Corporation
      Common Stock
      Registration Statement on Form S-1 (File No. 333-124117)

Dear Sirs and Mesdames:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the several underwriters, hereby join with Pike Electric Corporation's request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on July 26, 2005 at 4:00 p.m. or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)    Date of preliminary prospectus:  July 12, 2005.
(ii)   Dates of distribution:  July 12, 2005 - July 22, 2005
(iii) Number of prospective underwriters to whom the preliminary prospectus was furnished: 4
(iv)   Number of prospectuses so distributed:  approximately 20,100
(v)    Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934:
       Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.


/s/ John C. Cocchiarella

John C. Cocchiarella
Vice President and Associate General Counsel